UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75626X103

(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:

Henry Lichtenberger, Esq.

Sklar Williams PLLC

410 South Rampart Boulevard, Suite 350

Las Vegas, Nevada 89145

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨☐ (b) ¨☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION XXXXXXXXXX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,808,234 shares
	8.	SHARED VOTING POWER 0 shares
	9.	0SOLE DISPOSITIVE POWER 2,808,234 shares
	10.	SHARED DISPOSITIVE POWER 0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,808,234 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.59%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as reported in the Form 10-Q for the fiscal quarter ended September 30, 2012 which equaled 18,016,143 shares.

This Amendment No. 9 amends the Schedule 13D, Amendment No. 8 filed by the Reporting Person with the Securities and Exchange Commission on January 5, 2011 to reflect the current ownership and interest percentage in the Issuer. This adjusted ownership percentage resulted from the sale of shares of the Issuer described in Item 5(c) below.

Item 5.	Interest in Securities of the Issuer

(a)	2,808,234, 15.59%(1)
(b)	2,808,234, 15.59%(1)
(c)	The Reporting Person sold 207,183 shares of common stock of the Issuer on November 20 and 21, 2012 as follows:

Sale Date: November 20, 2012		Sale Date: November 21, 2012
Number of Shares	Price Per Share	Number of Shares	Price Per Share
25,779	$2.15	10,000	$2.00
1,000	$2.17	95,964	$2.05
3,000	$2.18	5,597	$2.15
1,000	$2.19	2,125	$2.20
1,000	$2.20	2,984	$2.30
1,000	$2.21
8,400	$2.25
3,000	$2.26
1,000	$2.27
1,990	$2.30
6,194	$2.40
900	$2.41
1,800	$2.42
3,050	$2.45
1,400	$2.50
2,100	$2.55
100	$2.60
5,000	$2.61
2,100	$2.65
4,000	$2.70
700	$2.71
4,000	$2.72
1,000	$2.74
5,000	$2.75
5,000	$2.80
1,000	$3.15

Within the last 60 days, no reportable transactions were effected by the Reporting Person except as set forth in this subsection (c).

(d)	None
(e)	Not applicable

(1)	The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as reported in the Form 10-Q for the fiscal quarter ended September 30, 2012 which equaled 18,016,143 shares..

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Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7	Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2012	By:	/s/ Edward Mike Davis
Edward Mike Davis

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